[LETTERHEAD OF SANDLER O’NEILL + PARTNERS]

November 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Wellesley Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-176764

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Wellesley Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective Monday, November 14, 2011, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper An Officer of the Corporation

cc:	Jessica Livingston, Securities and Exchange Commission